



# Fit Oregon, LLC
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 11.75%

**Target Raise Amount:** $350,000

**Offering End Date:** February 20, 2025

**Repayment Period:** 5 years (60 months)

**Minimum Raise Amount:** $10,000

## Company Details:

**Name:** Fit Oregon, LLC

**Founded:** March 12, 2013

**Address:** 3934 NE MLK Blvd Suite 106
        Portland, OR 97212

**Industry:** Fitness Center

**Employees:** 15

**Website:** https://www.fulcrumfitness.com/

## Use of Funds Allocation:

If the maximum raise is met:

$328,800 (93.94%) – of the proceeds will go towards working capital- facility upgrades and expansion
$200 (0.06%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee
$21,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 1,618 Followers





## Business Metrics:

|  | FY22 | FY23 | YTD 9/30/2024 |
|---|---|---|---|
| Total Assets | $221,575 | $99,951 | $87,101 |
| Cash & Cash Equivalents | $68,975 | $66,158 | $10,958 |
| Accounts Receivable | $2,512 | $2,512 | $2,512 |
| Short-term Debt | $1,099 | $8,829 | $28,722 |
| Long-term Debt | $301,221 | $293,094 | $279,865 |
| Revenue | $805,187 | $731,627 | $519,721 |
| Cost of Goods Sold | $0 | $2,034 | $594 |
| Taxes | $0 | $0 | $0 |
| Net Income | -$51,874 | -$113,109 | -$19,246 |

## Recognition:

**Fit Oregon, LLC (DBA Fulcrum Fitness)** was founded in Portland, Oregon 18 years ago by David Levy (CEO) as an alternative to the dangers of CrossFit, having been injured himself.  Being a self-made professional natural bodybuilder (winning several competitions) and a seasoned athlete, rather than giving up, David used this injury as motivation!  There had to be a better way, and so he took the best of everything he had learned and developed a sophisticated and dynamic system to deliver maximum fitness efficacy while keeping people safe using the boutique fitness delivery model.

## About:

**Fit Oregon, LLC (DBA Fulcrum Fitness)** is creating an ecosystem combining physical wellness with data-driven, science-backed methods. Their "Customer-Centric Approach" isn't just about physical fitness; it's about helping individuals live fuller, stronger, longer, and more balanced lives.

For  more information, contact our Customer Support Team at support@thesmbx.com

